FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  August 21, 2008

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F  ___

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

August 21, 2008

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

 NEW LIAM JOINT VENTURE PARTNER

August 21, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that Hochschild Mining plc ("Hochschild") has acquired Newmont Mining Peru Limited's ("Newmont") direct and indirect 50% interest in the Liam Regional Joint Venture (the "Liam Joint Venture") and certain other related assets for total consideration of US$33.3 million cash.

As a result of the transaction, Southwestern and Hochschild will be 50/50 partners in the Liam Joint Venture.  Pursuant to the terms of the Liam Joint Venture, Hochschild will be the operator of the project and can earn up to an additional 20% interest in respect of each designated property within the project by producing a positive feasibility study and financing costs to commercial production.

The Liam Joint Venture covers the Liam Gold-Silver Project, which consists of 282,000 hectares in the Department of Cuzco in the southern portion of the Peru Tertiary Belt, 170 kilometres northwest of the city of Arequipa.

Timo Jauristo, the Company's President and CEO, commented that: "We are very excited about having Hochschild as our new partner in the Liam Joint Venture.  Hochschild is a world class precious metals mining company and brings a wide range of strategic benefits to the Liam Project.  They currently operate four gold-silver mines in close proximity to Liam, at Arcata, Selene and Pallancata (see map below), and have successfully operated in southern Peru for many years.  Hochschild's participation increases the scope of the project beyond the past focus, which was on large, bulk mineable targets, to include multiple smaller deposits where mining could commence quickly, and ore could be treated at one of Hochschild's nearby processing plants.  Hochschild is an ideal partner for Southwestern on the project and we look forward to working with their experienced team."

About Liam

To date, 38 exploration prospects have been identified and evaluated in the project area, nine of which have been drilled and include both high and low sulphidation veins. Generative exploration was carried out in several areas of the property in 2007 and resulted in a number of new, encouraging prospects. Of particular importance are the Cerro Crespo/Queshca, Aluja and Huacullo projects.

At Cerro Crespo/Queshca, a drilling programme comprising 88 holes covering a total of 13,735 metres has indicated gold and silver mineralization with silica, cross-cut by hydrothermal and magmatic breccias which commonly carry high-grade silver, greater than 1,000 grams per tonne ("g/t"). Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold-silver mineralization with high-grade gold associated with late iron oxide fracture fillings. Drilling has shown the six zones to be possible remnants of an eroded larger high-sulphidation system with the potential to discover additional, modest-sized, mineralized bodies.

Aluja is a well developed high-sulphidation alteration system hosted within pervasively alunite-quartz altered volcanic rocks. The alteration area consists of variable silica types, including large areas of upper level, vapour-phase derived, granular silica which suggests preservation of a possible mineralized system at depth. Over 2,300 samples have been collected from outcropping veins and a 24 kilometer access road and project camp were installed in 2007 which allowed field work to take place with significant results.

Huacullo is a low-sulphidation gold-silver vein system located 18 kilometres northwest of Crespo/Quescha. At Huacullo multiple veins outcrop and are present over at least 800 metres of strike length. Previous drilling resulted in several significant silver and gold intersections which were highlighted by 2.30 metres of 91.50 g/t silver and 11.50 g/t gold. Further field evaluation at Huacullo will continue to test the size potential of the higher grade veins and possible shoots as well as test for additional veins.

Numa
Aluja
Carmen
Selene
Pacapausa
Pallancata
Huacullo
Cerro Queshca
Cerro Crespo
Arcata
Ares
Liam Project Area
Legend:
SWG Claims
Liam Project Claims
Hochschild Claims
Numa
Mineral Targets
Ares
Hochschild's Producing Mines
0
10
20
30
40
50 km
SCALE
Southwestern Resources Corp.
Liam Joint Venture - Peru

Dr. Alejandro Losada-Calderon, Vice-President Exploration of the Company, is the qualified person as defined by National Instrument 43-101 for the Company and has supervised the preparation of this news release.  For further information please refer to the Company’s news release dated February 13, 2008.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

About Hochschild

Hochschild is a leading precious metals company listed on the London Stock Exchange (HOCM.L for Reuters / HOC LN for Bloomberg) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild currently operates five underground epithermal vein mines, four located in southern Peru and one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has one early stage development project in Mexico and fifteen longer-term prospects throughout Latin America. Hochschild has over forty years experience in the mining of precious metal epithermal vein deposits.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.

These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

August 21, 2008

ITEM 3.

PRESS RELEASE

Issued August 21, 2008 and distributed through the facilities of Marketwire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that Hochschild Mining plc ("Hochschild") has acquired Newmont Mining Peru Limited's ("Newmont") direct and indirect 50% interest in the Liam Regional Joint Venture (the "Liam Joint Venture") and certain other related assets for total consideration of US$33.3 million cash.

As a result of the transaction, Southwestern and Hochschild will be 50/50 partners in the Liam Joint Venture.  Pursuant to the terms of the Liam Joint Venture, Hochschild will be the operator of the project and can earn up to an additional 20% interest in respect of each designated property within the project by producing a positive feasibility study and financing costs to commercial production.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 21th day of August, 2008

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

 NEW LIAM JOINT VENTURE PARTNER

August 21, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that Hochschild Mining plc ("Hochschild") has acquired Newmont Mining Peru Limited's ("Newmont") direct and indirect 50% interest in the Liam Regional Joint Venture (the "Liam Joint Venture") and certain other related assets for total consideration of US$33.3 million cash.

As a result of the transaction, Southwestern and Hochschild will be 50/50 partners in the Liam Joint Venture.  Pursuant to the terms of the Liam Joint Venture, Hochschild will be the operator of the project and can earn up to an additional 20% interest in respect of each designated property within the project by producing a positive feasibility study and financing costs to commercial production.

The Liam Joint Venture covers the Liam Gold-Silver Project, which consists of 282,000 hectares in the Department of Cuzco in the southern portion of the Peru Tertiary Belt, 170 kilometres northwest of the city of Arequipa.

Timo Jauristo, the Company's President and CEO, commented that: "We are very excited about having Hochschild as our new partner in the Liam Joint Venture.  Hochschild is a world class precious metals mining company and brings a wide range of strategic benefits to the Liam Project.  They currently operate four gold-silver mines in close proximity to Liam, at Arcata, Selene and Pallancata (see map below), and have successfully operated in southern Peru for many years.  Hochschild's participation increases the scope of the project beyond the past focus, which was on large, bulk mineable targets, to include multiple smaller deposits where mining could commence quickly, and ore could be treated at one of Hochschild's nearby processing plants.  Hochschild is an ideal partner for Southwestern on the project and we look forward to working with their experienced team."

About Liam

To date, 38 exploration prospects have been identified and evaluated in the project area, nine of which have been drilled and include both high and low sulphidation veins. Generative exploration was carried out in several areas of the property in 2007 and resulted in a number of new, encouraging prospects. Of particular importance are the Cerro Crespo/Queshca, Aluja and Huacullo projects.

At Cerro Crespo/Queshca, a drilling programme comprising 88 holes covering a total of 13,735 metres has indicated gold and silver mineralization with silica, cross-cut by hydrothermal and magmatic breccias which commonly carry high-grade silver, greater than 1,000 grams per tonne ("g/t"). Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold-silver mineralization with high-grade gold associated with late iron oxide fracture fillings. Drilling has shown the six zones to be possible remnants of an eroded larger high-sulphidation system with the potential to discover additional, modest-sized, mineralized bodies.

Aluja is a well developed high-sulphidation alteration system hosted within pervasively alunite-quartz altered volcanic rocks. The alteration area consists of variable silica types, including large areas of upper level, vapour-phase derived, granular silica which suggests preservation of a possible mineralized system at depth. Over 2,300 samples have been collected from outcropping veins and a 24 kilometer access road and project camp were installed in 2007 which allowed field work to take place with significant results.

Huacullo is a low-sulphidation gold-silver vein system located 18 kilometres northwest of Crespo/Quescha. At Huacullo multiple veins outcrop and are present over at least 800 metres of strike length. Previous drilling resulted in several significant silver and gold intersections which were highlighted by 2.30 metres of 91.50 g/t silver and 11.50 g/t gold. Further field evaluation at Huacullo will continue to test the size potential of the higher grade veins and possible shoots as well as test for additional veins.

Dr. Alejandro Losada-Calderon, Vice-President Exploration of the Company, is the qualified person as defined by National Instrument 43-101 for the Company and has supervised the preparation of this news release.  For further information please refer to the Company’s news release dated February 13, 2008.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

About Hochschild

Hochschild is a leading precious metals company listed on the London Stock Exchange (HOCM.L for Reuters / HOC LN for Bloomberg) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild currently operates five underground epithermal vein mines, four located in southern Peru and one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has one early stage development project in Mexico and fifteen longer-term prospects throughout Latin America. Hochschild has over forty years experience in the mining of precious metal epithermal vein deposits.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.

These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525